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Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	2012	2011	2010	2009	2008
	(in thousands, except ratios)
Pre-tax income—continuing operations	$77,634	$9,874	$126,308	$59,390	$56,611

Fixed charges
Interest expense	$6,235	$2,267	$—	$—	$—
Amortization of debt costs	1,162	123	—	—	—
Imputed interest on rent expense	4,204	2,441	1,916	2,641	2,374
Interest credited to contractholders	—	—	—	4,284	14,736

Total fixed charges	$11,601	$4,831	$1,916	$6,925	$17,110

Computation
Total earnings and fixed charges	$89,235	$14,705	$128,224	$66,315	$73,721

Ratio of earnings to fixed charges	7.69	3.04	66.92	9.58	4.31

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  Exhibit 12.1
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES